February 26, 2010




By U.S. Mail and Facsimile to (847) 615-4091

Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

Re:	Wintrust Financial
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009


Dear Mr. Wehmer:

      We have reviewed your responses to our comment letter to you dated February 18, 2010 and your filings. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K
1. As we requested in comment 14 of our comment letter to you dated
September 29, 2009, please undertake in your future filings to provide, throughout the filing, separate data and analysis regarding commercial real estate loans. For instance, separate data and analysis of commercial real estate loans from commercial loans rather than aggregating them. Likewise, , in your table and analysis of Past Due Loans and Non-Performing Assets, on pages 57-58 separate data and analysis of commercial real estate loans from consumer loans and other loans rather than aggregating them. Please explain in your
MD&A the reason(s) why in operating your business and in analyzing and managing your loan portfolio, you do not distinguish between commercial real estate loans and other commercial loans and do not distinguish between commercial real estate loans and consumer loans given their different characteristics including risks and returns. If the Company has specific reasons for not disaggregating this information, please supplementally advise the staff.

2. As we requested in comment 1 of our letter dated February 18, 2010, comment 3 of our letter to you dated January 20, 2010, comment
25 of our comment letter to you dated September 29, 2009, please undertake in your future filings to revise your proposed disclosure in the "Overview" section of the Managements Discussion and Analysis with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350. As we have repeatedly requested, your revisions to the section you entitled "The Current Economic Environment" should include, but not limited to, the following:
* quantify and analyze the trends in commercial real estate prices, commercial real estate sales and new construction in your market areas and its effect on your commercial real estate loans;
* quantify and analyze the trends in the amount and percentage of your loan portfolio that is commercial real estate loans and analyze the consequences of these loans being concentrated in the Chicago and
Milwaukee metropolitan areas; and
* revise the bullet points on page 1-2 to quantify and analyze the extent to which your defaults and foreclosures, losses, allowance for loan losses, net charge offs, non-performing loans and other real estate owned are attributable to commercial real estate loans.

      We note your assertion in the carryover paragraph on page 3 of your response letter that you "do not use" "statistical data regarding economic indicators" in your market area (which is the Chicago and Milwaukee metropolitan areas) in managing your business.
Please disclose this fact in this overview of your Management`s Discussion and Analysis or advise us supplementally for the reasons why you believe such disclosures is not necessary.
      Finally, please provide analysis of the risks and benefits to you of increasing in 2009 the amount of your commercial real estate loans, given the disproportionate amount of losses you are experiencing from these types of loans. Provide similar analysis regarding your increases in home equity and residential real estate loans.

3. We note your proposed response to our comment 2 of our letter to you dated February 18, 2010. Please undertake in your future filings to revise the fifth paragraph on page 3 of your proposed revisions to quantify the net amount by which you increased or decreased each particular type of loan to which you refer.

4. We note your proposed response to comment 5 of our letter to you dated February 18, 2010. Please undertake in your future filings to revise the second paragraph as follows:
* as we requested, revise the first sentence of the second paragraph to explain that the net income would have been a loss of $22 million instead of a gain of $73 million but for a one time non-cash gain based on your evaluation that the fair value of the loans you acquired from AIG in July 2009 for which you paid $679 million were worth $156 million more than you paid for them;
* revise your proposed new second sentence in the second paragraph that refers to commercial real estate loans, residential real estate construction; and business loans to commercial and industrial companies to disclose the amount and percent of your losses attributable to each category of loans; and
* revise the proposed new last sentence of the last paragraph to identify the specific "challenges" to which you refer on which you based your decision to significantly increase your allowance for credit losses.

5. We note your proposed response, in your Exhibit 4, to comment 4 of our letter to you dated February 18, 2010. As we requested, undertake in your future filings to:
* provide more detail in the second paragraph regarding the legal basis for your security interest in these loans; and
* as we requested, explain in more detail, in the fourth paragraph, what consents are required and from whom (banks that issued the letter of credit whose consent is required to make you the beneficiary and brokerage firms that hold accounts of insured persons that are to be assigned to you as collateral).




Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Asset Quality

Allowance for Loan Losses, page 58

6. We note your response to prior comment 8. In your response you indicate that you consider the strength of guarantees and the ability of the borrower to provide value relating to those guarantees in determining the ultimate charge-off or reserve associated with any impaired loans. Please address how the Company evaluates the following in the determination of the collateral value and the appropriate level of charge-offs or provisions required:
* Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;
* Quantify the number and dollar amount of impaired loans in which the Company`s carrying value is in excess of the appraised value but not classified as impaired due to the existence of guarantees; and
* Tell us how often the Company has pursued and successfully collected from the guarantor. Tell us the dollar amount of these guarantor collections recognized in each reporting period of fiscal
2009.


Form 8-K Filed January 27, 2009

Exhibit 99.1 Fourth Quarter 2009 Earnings Release dated January
27,
2010

Restructured Loans, page 31

7. We note that you do not consider restructured loans in your determination of nonperforming loans. Tell us and revise future filings to provide the following disclosures:
* Clarify why you do not include such loans as nonperforming;
* Discuss how you identify loans to be restructured;
* Quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and nonaccrual status;
* Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);
* Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;
* Discuss how restructured loans impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology; and
* If impairment is measured based on the present value of expected cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether a portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, the amount of interest income recognized should be disclosed. Refer to ASC 310-10-45.




      * * * * * * * * * * * * *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Marc D. Thomas at 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with
any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney